

January 27, 2011

via U.S. mail and facsimile

Gareb Shamus, President
Wizard World Inc.
1010 Avenue of the Americas, Suite 302
New York, NY

> **Re:** **Wizard World Inc. (formerly known as GoEnergy Inc.)**
> **Form 8-K**
> **Filed December 14, 2010**
> **File No. 0-33383**

Dear Mr. Shamus:

      We issued a comment letter to you on the above captioned filings on December 14, 2010. We did not receive a response to the comment letter, and, as of the date of this letter, the comments remain outstanding and unresolved. We expect you to contact us by February 8, 2011 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by February 8, 2011 we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      You may contact Jamie Kessel at (202) 551-3737 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.   Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Gareb Shamus
Via facsimile to (212) 765-5779